UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER
333-199965
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Ho Wah Genting Group Limited

Full Name of Registrant

Former Name if Applicable

Wisma Ho Wah Genting, No. 35

Address of Principal Executive Office (Street and Number)

Jalan Maharajalela, 50150, Kuala Lumpur, Malaysia

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company has experienced a delay in completing the information necessary for inclusion in its Form 10-K for the fiscal year ended December 31, 2016. The Company expects to file its Form 10-K Annual Report within the allotted extension period.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lim Chun Hoo	603	2141-6422
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 4, 2016, Ho Wah Genting Group SDN BHD, a Malaysian corporation, completed a share exchange transaction with us. The now-former stockholders of Ho Wah Genting Group SDN BHD hold the majority of our outstanding common stock after the share exchange and our management changed immediately thereafter. The transaction was accounted for as a "reverse acquisition" and the financial statements are those of Ho Wah Genting Group SDN BHD. As a result, the results of operations for the fiscal year ended December 31, 2016 will indicate revenues associated with our current operations, none of which had been previously disclosed in our historical filings. We anticipate that we will report revenues for the current fiscal year that are consistent with the fiscal year revenues that we reported for the period ending December 31, 2015, in our Current Report on From 8-K, as filed with the Securities and Exchange Commission on November 9, 2016, and amended on January 11, 2017. The above description of the share exchange is qualified in its entirety with reference to the Company's Form 8-K, together with exhibits included with such report, as filed with the Securities Exchange Commission.

The Company is unable to provide an accurate quantitative estimate of the results for the fiscal year ended December 2016 and 2015, as it has not yet completed the information necessary to provide such an estimate. The Company, however, expects to file its Form 10-K for the period ended December 31, 2016 with such results within the allotted extension period.

Ho Wah Genting Group Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2017	By:	/s/ Lim Chun Hoo
Lim Chun Hoo Chief Executive Officer